Exhibit 99.1

Borr Drilling Limited Receives Notice from NYSE regarding Continued Listing Standard

May 12, 2020, Borr Drilling Limited (the “Company” or “Borr”) (NYSE: BORR, OSE: BDRILL), today announced that the Company has received written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of its common shares had fallen below $1.00 per share over a period of 30 consecutive trading days.

Under the NYSE rules, the Company can regain compliance with this standard and cure this deficiency if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of this six-month cure period, the Company’s common shares have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period.  Effective April 21, 2020, the NYSE has provided relief for issuers which are not compliant with the minimum $1 per share standard, providing issuers additional time to cure the non-compliance, which for the Company means 26 December 2020. The Company has responded to the NYSE to confirm its intent to cure this non-compliance. During this period, the Company’s common shares will continue to be traded on the NYSE subject to the Company’s compliance with other applicable NYSE listing requirements.

Hamilton, Bermuda,
May 12, 2020

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “plan”, “may”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements relating to the notice from the NYSE as to non-compliance with the minimum price rule and the Company’s plan to regain compliance, and other non-historical statements.  Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to complete an annual general meeting and obtain approval for a reverse share split, and otherwise be able to regain compliance with NYSE rules and maintain its listing on the NYSE and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.  These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.